FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Rogers Gary (Last) (First) (Middle) c/o Sonus Networks 5 Carlisle Rd. (Street) Westford, MA 01886 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Sonus Networks, Inc. (SONS) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year March 12, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

  X  Officer (give title below)

      10% Owner

      Other (specify below)

Vice President of Worldwide Sales

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/12/2003		P(1)		27,474	A	$1.59(1)		D
Common Stock	06/27/2002		G(2)		25,000	D		1,238,399(3)	D
Common Stock	03/12/2003		P(4)		27,474	A	$1.59(4)	356,883(5)	I

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)    The reporting person received 27,474 shares of SONS stock in connection with his redemption of his interest in an exchange fund.  The shares were valued at $1.59 per share for the purpose of determining the number of shares distributable to him in connection with the redemption.

(2)    This transaction was reportable on Form 5 for the fiscal year ended 12/31/02.

(3)    Includes (i) 3,262 shares acquired under the SONS employee stock purchase plan in January 2002, (ii) 2,500 shares acquired under the SONS employee stock purchase plan in January 2003, (iii) 492,101 shares received in a distribution from the Kootenai Kaniksu GRAT in March 2002, and (iv) shares of restricted stock that are subject to repurchase by the issuer if Mr. Rogers ceases to be employed by the issuer.  The right of repurchase on the common stock lapses over time depending upon the purchase date of the restricted stock and the respective purchase agreements.

(4)    A family trust received 27,474 shares of SONS stock in connection with its redemption of shares in an exchange fund.  The shares were valued at $1.59 per share for the purpose of determining the number of shares distributable to the trust in connection with the redemption.

(5)    Mr. Rogers disclaims any beneficial interest in these 356,883 shares held by three trusts for the benefit of Mr. Rogers' family and minor children, except to the extent of his pecuniary interests therein.

/s/ Charles J. Gray as attorney in fact for Mr. Gary Rogers ** Signature of Reporting Person	3/17/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002